NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Class A ordinary shares, $0.0001 par value per share, Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 and Rights to acquire one-tenth of one Class A ordinary share (the "Securities") of AXIOS Sustainable Growth Acquisition Corporation (the "Company") from listing and registration on the Exchange at the opening of business on June 2, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision to delist the Securities pursuant to Sections 802.01B and 102.06e. of the NYSE's Listed Company Manual because the Company failed to consummate a business combination within the shorter of (i) the time period specified by its constitutive documents or by contract or (ii) three years. On May 18, 2023 determined that the Securities of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the NYSE. The Company was notified by letter on May 18, 2023. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Securities, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company notified the Exchange via e-mail on May 22, 2023 that it will waive its right to appeal. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.